Exhibit 99.1

BuzzFeed Inc. Reports Results for the Third Quarter Ended September 30, 2021

Revenue Grew 20% to $90.1 Million, Driven by a 39% Improvement in Advertising Revenue

Net Loss of $3.6 million, Adjusted EBITDA More than Doubled to $6.0 Million

Expected to Complete Merger with 890 5th Avenue Partners, Acquire Complex Networks and Become a Public Company in December 2021

NEW YORK--(BUSINESS WIRE) – November 19, 2021 – BuzzFeed, a leading tech-powered media company for digital content and commerce for millennial and Gen Z audiences, today announced results for the three months ended September 30, 2021. On June 24, 2021, BuzzFeed and 890 5th Avenue Partners, Inc. (Nasdaq: ENFA, ENFAU, ENFAW) (“890”) announced their plan to merge (the “Merger”). As part of the transaction, BuzzFeed will acquire Complex Networks from Verizon and Hearst, subject to regulatory approval and closing conditions (together with the Merger, the “Business Combination”). The Form S-4 Registration Statement filed by 890 relating to the Business Combination was declared effective by the U.S. Securities and Exchange Commission on November 10, 2021.

Jonah Peretti, Founder and CEO of BuzzFeed commented, “Our impressive Q3 results highlight the strength of our diversified, cross-platform business model. The 39% year-on-year improvement in our advertising revenue drove another quarter of significant topline growth that continues to translate into improved profitability.” Peretti added, “With the imminent closing of our merger with 890 5th Avenue Partners, the acquisition of Complex Networks, and our transition to become a publicly traded company, we look forward to building on that strong foundation.”

Felicia DellaFortuna, BuzzFeed’s CFO, commented, “The strong growth in our higher-margin revenue lines contributed to a doubling of EBITDA year-over-year. Additionally, Complex Networks delivered a profitable Q3, reinforcing our confidence in and excitement about the long-term benefits of bringing the portfolio of BuzzFeed and Complex brands together.”

Q3 Performance Highlights

In the third quarter of 2021, BuzzFeed’s revenues grew 20% over the corresponding period last year, driven by double-digit growth in advertising and commerce revenues.

●	Advertising revenue, consisting of payments we receive from advertisers for ads distributed against our editorial and news content, including display and pre-roll, increased 39% to $50.2 million, driven in part by an increase in time spent, an increase in programmatic impressions delivered across our owned and operated properties and higher pricing for programmatic advertising on non-O&O properties.

●	Content revenue, consisting of payments received from clients for custom assets, including both long-form and short-form content from branded quizzes to Instagram takeovers, decreased 4% to $26.5 million, reflecting the timing of content deliveries.

●	Commerce and other revenue, which includes affiliate marketplace and product licensing revenue, increased 14% to $13.4 million, driven primarily by an increase in the number of purchases generated compared to the prior year period. During Q3 we began to experience a slowdown in commerce revenue growth compared to the first half of the year, as the significant growth in online shopping eased from its COVID-related peak and many of our most important partners continue to grapple with labor shortages and global supply chain issues. We expect these headwinds to continue in Q4 2021, and for these factors as well as a comparison against Amazon Prime Day in Q4 2020 (which took place in Q2 2021) to negatively impact our commerce revenue in the quarter.

●	Net loss increased by $1.5 million to $3.6 million. Adjusted EBITDA improved by $3.2 million to $6.0 million in Q3, primarily driven by continued growth in overall revenue.

Pending Complex Networks Acquisition

Revenues at Complex Networks grew 9% to $31.2 million in Q3, due primarily to increased advertising demand and growth in royalty revenues from retail partnerships. Excluding the impact of go90,* revenues would have grown 40% in the quarter. Net loss for Complex Networks in the quarter was $3.1 million and Adjusted EBITDA was $0.3 million.

The acquisition of Complex Networks is anticipated to close in December 2021.

*In July 2016, the Company entered into a licensing agreement with an entity controlled by Verizon (“go90 agreement”) whereby the Company produced and licensed original content for an exclusive license period. This agreement has been partially terminated.

Important Information and Where to Find it

On November 10, 2021, the U.S. Securities and Exchange Commission (“SEC”) declared effective the registration statement on Form S-4 of 890 (File No. 333-258343) (as amended, the “Registration Statement”). This includes a definitive proxy statement/prospectus in connection with 890’s special meeting of stockholders (the “Special Meeting”) to consider the previously announced proposed Business Combination (as defined below) with BuzzFeed, Inc. (“BuzzFeed”). 890’s stockholders and other interested persons are advised to read the Registration Statement and the related proxy statement/prospectus and any documents filed in connection therewith, as these materials will contain important information about BuzzFeed, 890 and the Business Combination. The Definitive Proxy Statement and related materials are being mailed to 890’s stockholders who were holders of record as of October 8, 2021. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by 890 may be obtained free of charge from 890 at https://www.890fifthavenue.com/#investor-relations. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: 890 5th Avenue Partners, Inc., 14 Elm Place, Suite 206, Rye, New York 10580.

As announced previously, the Business Combination is to be effected through the merger of Bolt Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of 890 (“Merger Sub”) with and into BuzzFeed, after which the separate corporate existence of Merger Sub will cease and BuzzFeed will survive the merger as a wholly-owned subsidiary of 890 (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Bolt Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of 890 (“Merger Sub II”) (the “Second Merger” and together with the Merger, the “Two-Step Merger”), with Merger Sub II surviving the merger as a wholly-owned subsidiary of 890. The Two-Step Merger and the other transactions contemplated by the agreement and plan of merger, dated June 24, 2021, by and among 890, Merger Sub, Merger Sub II and BuzzFeed, as amended (the “Merger Agreement”), including the acquisition of CM Partners, LLC and its direct, wholly-owned subsidiary, Complex Media, Inc. (“Complex Networks”) by the surviving entity of the Two-Step Merger is referred to as the “Business Combination.” In connection with the consummation of the Business Combination, 890 will be renamed “BuzzFeed, Inc.” Adam Rothstein, 890’s Executive Chairman, will serve as a Director of the BuzzFeed Board of Directors upon the closing. 890’s units, Class A common stock and public warrants are currently traded on NASDAQ under the symbols “ENFAU,” “ENFA” and “ENFAW,” respectively. In connection with the closing of the transaction, BuzzFeed Class A common stock will be Nasdaq-listed under the new ticker symbol “BZFD.”

Cautionary Statement Regarding Forward Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or 890’s, BuzzFeed’s, or Complex Networks’ future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of BuzzFeed are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BuzzFeed and its management, and Complex Networks and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement between BuzzFeed and 890; (2) the outcome of any legal proceedings that may be instituted against 890, BuzzFeed, Complex Networks, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of 890 or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of BuzzFeed as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably; continued market acceptance of, and traffic engagement with, BuzzFeed’s content; expectations, beliefs and objectives for future operations; BuzzFeed’s ability to further attract, retain, and increase its traffic; BuzzFeed’s ability to expand existing business lines, develop new revenue opportunities, and bring them to market in a timely manner; BuzzFeed’s expectations concerning relationships with strategic partners and other third parties; BuzzFeed’s ability to maintain, protect and enhance its intellectual property; future acquisitions or investments in complementary companies, content or technologies; BuzzFeed’s ability to attract and retain qualified employees; the proceeds of the Business Combination and BuzzFeed’s expected cash runway; demand for products and services; technological developments and other potential effects of the Business Combination on BuzzFeed; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations, including revised foreign content and ownership regulations; (10) changes in national and local economic and other conditions and developments in technology, each of which could influence the levels (rate and volume) of BuzzFeed’s subscriptions and advertising, the growth of its businesses and the implementation of its strategic initiatives; government regulation; (11) poor quality broadband infrastructure in certain markets; (12) the possibility that BuzzFeed or the combined company may be adversely affected by other economic, business and/or competitive factors; and (13) other risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 890’s registration statement on Form S-1, as amended by the section titled “Risk Factors” in 890’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as filed by 890 with the SEC, the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 890’s Registration Statement on Form S-4 filed in connection with the Business Combination, and additional risks and uncertainties set forth in other filings with the SEC.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of 890, Complex Networks, or BuzzFeed undertakes any duty to update these forward-looking statements.

Participants in the Solicitation

890, BuzzFeed, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from 890’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the proxy statement/prospectus.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About 890 5th Avenue Partners, Inc.

890 5th Avenue Partners, Inc. is a special purpose acquisition company that specializes in converging technology, media, and telecommunications opportunities. They are investment partners that focus on supporting companies’ strategic growth within the media and telecommunications industry, which is undergoing an unprecedented amount of disruption over an extraordinarily accelerated time frame. 890 5th Avenue Partners, Inc. is led by seasoned media veterans who are uniquely positioned to advise both legacy assets and emerging growth platforms to scale through strategic combinations.

About BuzzFeed

BuzzFeed is the leading tech-powered, diversified media company that reaches hundreds of millions globally through its cross-platform news and entertainment network. The company produces articles, lists, quizzes, videos, and original series; lifestyle content through brands including Tasty, the world's largest social food network; original reporting and investigative journalism through BuzzFeed News and HuffPost; an industry-leading affiliate business, strategic partnerships, licensing and product development through BuzzFeed Commerce; and original productions across broadcast, cable, SVOD, film and digital platforms for BuzzFeed Studios.

About Complex Networks

Complex Networks is a global youth entertainment network spanning major pop culture categories including streetwear and style, food, music, sneakers and sports. Complex Networks is diversified around three pillars: advertising, e-commerce, and content where it creates and distributes original programming for Gen Z and Millennial audiences through premium distributors such as Netflix, Hulu, Turner, Corus, Facebook, Snap, YouTube, Roku and more. Additionally, Complex Networks generates revenue through a number of core business lines, including branded content and advertising, licensing, events, e-commerce, and agency consulting services.

The tables below set forth certain financial results of each of BuzzFeed and Complex Networks for the third quarter and nine months of 2021 and 2020. This information is only a summary and should be read in conjunction with BuzzFeed’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed” and Complex Networks’ financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Complex Networks.

BuzzFeed Financial Highlights	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands)	2021	2020	% Change	2021	2020	% Change
Advertising	$50,240	$36,051	39%	$136,693	$94,105	45%
Content	26,483	27,476	(4)%	70,261	74,947	(6)%
Commerce and other	13,373	11,716	14%	44,894	29,245	54%
Total revenue	$90,096	$75,243	20%	$251,848	$198,297	27%
Loss from operations	$(881)	$(1,884)	53%	$(17,817)	$(22,364)	20%
Net loss	$(3,582)	$(2,130)	(68)%	$(15,696)	$(21,141)	26%
Adjusted EBITDA	$5,992	$2,801	114%	$7,307	$(7,868)	NM

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by management and BuzzFeed’s Board of Directors to measure the operational strength and performance of BuzzFeed’s business, to establish budgets, and to develop operational goals for managing BuzzFeed’s business. BuzzFeed defines Adjusted EBITDA as net income (loss), excluding the impact of net income (loss) attributable to noncontrolling interests, income tax provision (benefit), interest expense, interest income, other income, net, depreciation and amortization, stock-based compensation, restructuring costs, and other non-cash and non-recurring items that management believes are not indicative of ongoing operations.

BuzzFeed believes Adjusted EBITDA is relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by its management. There are limitations to use of Adjusted EBITDA and BuzzFeed’s Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in BuzzFeed’s industry, may calculate non-GAAP financial measures differently than BuzzFeed does, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for income (loss) from operations, net income (loss), or net income (loss) attributable to BuzzFeed, Inc. that BuzzFeed has reported in accordance with GAAP.

The following table presents a reconciliation of Net (loss) income to Adjusted EBITDA, the most directly comparable financial measure calculated in accordance with GAAP:

BuzzFeed Reconciliation of GAAP to Non-GAAP Financial Measures	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Net loss	$(3,582)	$(2,130)	$(15,696)	$(21,141)
Income tax benefit	(353)	(12)	(5,011)	(797)
Loss on disposition of subsidiary	612	-	612	-
Interest expense	592	253	1,370	411
Interest income	(105)	(5)	(232)	(145)
Other expense (income), net	1,955	10	1,140	(692)
Depreciation and amortization	5,407	4,358	15,033	13,508
Stock-based compensation	503	327	850	988
Restructuring(1)	-	-	3,645	-
Transaction costs(2)	963	-	5,596	-
Adjusted EBITDA	$5,992	$2,801	$7,307	$(7,868)

(1)	For nine months ended September 30, 2021, reflects costs associated with involuntary terminations of employees across various roles and levels as part of the integration of the acquisition Huffington Post.

(2)	Reflects legal, advisory, and consulting fees associated with the proposed merger with 890 and acquisition of Complex Networks.

Complex Networks Financial Highlights	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands)	2021	2020	% Change	2021	2020	% Change
Advertising	$14,517	$12,018	21%	$40,634	$31,394	29%
Content	16,090	16,045	-%	38,401	53,613	(28)%
E-Commerce and other	565	529	7%	5,221	1,812	188%
Total revenue (including related party revenue of $0 and $6,350, and $0 and $22,625, respectively)	$31,172	$28,592	9%	$84,256	$86,819	(3)%
Loss from operations	$(4,179)	$(1,509)	(177)%	$(18,812)	$(11,337)	(66)%
Net loss	$(3,142)	$(2,384)	(32)%	$(14,668)	$(8,366)	(75)%
Adjusted EBITDA	$333	$914	(64)%	$(5,310)	$(4,068)	(31)%

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by Complex Networks’ management to evaluate Complex Networks’ performance, identify trends, formulate financial projections, and make strategic decisions. Complex Networks defines Adjusted EBITDA as net (loss) income adjusted for (i) income tax provision (benefit), (ii) interest expense (income), (iii) depreciation and amortization, and (iv) certain other non-cash or non-recurring items impacting net (loss) income.

Complex Networks believes that Adjusted EBITDA provides useful information for investors because it allows investors to view performance in a manner similar to the method used by its management. There are limitations to Adjusted EBITDA and Complex Networks’ Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than Complex Networks does, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for income (loss) from operations, net income (loss), or net income (loss) attributable to Complex Networks that it has reported in accordance with GAAP.

The following table presents a reconciliation of Net (loss) income to Adjusted EBITDA, the most directly comparable financial measure calculated in accordance with GAAP:

Complex Networks Reconciliation of GAAP to Non-GAAP Financial Measures	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Net loss	$(3,142)	$(2,384)	$(14,668)	$(8,366)
Add (deduct):
Interest expense (income)	37	(1)	58	(47)
Depreciation and amortization	2,646	2,423	7,642	7,269
(Benefit) provision for income taxes	(1,074)	876	(4,202)	(2,924)
Transaction costs (1)	1,866	-	5,860	-
Adjusted EBITDA	$333	$914	$(5,310)	$(4,068)

(1)	Consists of legal, advisory, and consulting costs incurred in connection with the proposed acquisition by BuzzFeed.